[redacted]

14041379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
AUG 28 2014
Washington DC
404

SEC FILE NUMBER
8-37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECU Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 N. Salisbury Street, 6th Floor
(No. and Street)

Raleigh	North Carolina	27603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Lord (919)839-5084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first middle name*)

1966 Greenspring Drive, Suite 300	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Lord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECU Brokerage Services, Inc., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public My Commission Expires: 7/25/15

ELEANOR R. CLOSS NOTARY PUBLIC WAKE COUNTY, NC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY INVESTMENT COUNSEL, LTD.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2014

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

LIBERTY INVESTMENT COUNSEL, LTD.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2014

SECU Brokerage Services, Inc.

Financial Statements and Reports

Pursuant to Rule 17a-5

Under the Securities Exchange Act of 1934

June 30, 2014

Financial Statements

SECU Brokerage Services, Inc.

June 30, 2014

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have audited the accompanying statement of financial condition of SECU Brokerage Services, Inc. (the Company) as of June 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SECU Brokerage Services, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information, as defined in the table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
August 25, 2014

SECU Brokerage Services, Inc.
Statement of Financial Condition
June 30, 2014

	2014
Assets	
Cash and cash equivalents	$ 671,757
Restricted deposit with clearing organization	104,821
Receivable – other	12
Prepaid expenses	118,931
Total Assets	$ 895,521
Liabilities	
Accounts payable and accrued expenses	$ 18,163
Total Liabilities	18,163
Stockholder's Equity	
Common stock, $100 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	100,000
Additional paid-in capital	840,000
Accumulated deficit	(62,642)
Total Stockholder's Equity	877,358
Total Liabilities and Stockholder's Equity	$ 895,521

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statement of Operations
Year Ended June 30, 2014

	2014
Revenues	
Service fee income	$ 480,000
Interest income	346
Other income	20,140
Total Revenues	500,486
Expenses	
Account transaction fees	85,610
Account custodial fees	50,818
Regulatory and examination expenses	227,499
Professional fees	18,600
Liability insurance expense	18,444
Online system maintenance fees	23,498
Franchise tax expense	1,328
Other expenses	8,716
Total Expenses	434,513
Net Income	$ 65,973

The accompanying notes are an integral part of these financial statements

SECU Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at June 30, 2013	$ 100,000	$ 840,000	$ (128,615)	$ 811,385
Net income	-0-	-0-	65,973	65,973
Balance at June 30, 2014	$ 100,000	$ 840,000	$ (62,642)	$ 877,358

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statement of Cash Flows
Year Ended June 30, 2014

	2014
Cash flows from operating activities:	
Net income	$ 65,973
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease (increase) in assets:	
Restricted deposit with clearing organization	(626)
Receivable – other	8
Prepaid expenses	(79,640)
Increase in liabilities:	
Accounts payable and accrued expenses	5,424
Total adjustments	(74,834)
Net cash and cash equivalents used in operating activities	(8,861)
Net decrease in cash and cash equivalents	(8,861)
Cash and cash equivalents, beginning of year	680,618
Cash and cash equivalents, end of year	$ 671,757

The accompanying notes are an integral part of these financial statements

SECU Brokerage Services, Inc.
Notes to Financial Statements
June 30, 2014

NOTE 1: ORGANIZATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SECU Brokerage Services, Inc. (Company) is incorporated in the State of North Carolina as a broker/dealer under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Credit Union Investment Services, Inc. (Parent). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and is therefore subject to certain regulatory requirements, including maintenance of specified levels of net capital.

Credit Union Investment Services, Inc. is a wholly-owned subsidiary of State Employees' Credit Union, a non-profit, member owned financial cooperative. State Employees' Credit Union is a state chartered, federally insured financial cooperative which was formed in 1937 and serves over 1.9 million members in North Carolina.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at acquisition, including money market accounts, to be cash equivalents. Certain cash equivalents are restricted and are recognized as a component of restricted deposit with clearing organization on the balance sheets.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at fair value based on current published market prices.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

The Company records servicing fees when the services are provided and earned based on contractual terms, when amounts are determined and collectability is reasonably assured. Other types of income are recognized in the period received.

The Company is organized as a C corporation in the State of North Carolina and is subject to a franchise tax for the privilege of doing business in this state. The franchise tax rate is $1.50 per $1,000.00 of capital stock, surplus and undivided profits. The minimum franchise tax is $35.00. For the year ended June 30, 2014, the Company's franchise tax expense was $1,328.

NOTE 2: RESTRICTED DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited cash with Pershing, LLC, a BNY Mellon subsidiary, as security for its transactions with them. As described in the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a minimum of $100,000 in a deposit account for the life of the agreement. Interest is paid monthly on the cash balances at the overnight repurchase agreement rate. The balance at June 30, 2014 consists of cash and cash equivalents totaling $104,821.

NOTE 3: RELATED PARTY TRANSACTIONS

Credit Union Investment Services, Inc (Parent) provides brokerage services to the members of State Employees' Credit Union (SECU), which owns a 100% equity interest in the Parent.

The Company has entered into an expense sharing agreement with SECU. Certain costs of operation, including office space and all employee salary expenses, are provided to the Company by SECU at no charge. The value of the operational costs provided to the Company by SECU under this agreement is not reflected in these financial statements. The Company has no obligation to reimburse SECU for these costs. Any expenses not identified in the agreement may be paid by SECU or passed on to the Company. At June 30, 2014, the Company owed SECU $0 for expenses paid on its behalf. At June 30, 2014, the Company was owed $0 by both the Parent and SECU. During the year ended

June 30, 2014, the Company incurred expenses totaling $1,850 which were paid by SECU.

NOTE 4: PREPAID EXPENSES

The Company has included prepaid insurance and registration fees in prepaid expenses. The balances are amortized over the term of the policy or registration fee.

NOTE 5: INCOME TAX

Deferred tax asset at June 30, 2014 consisted of the following:

	2014
Benefit of net operating loss carryforward for income tax purposes	$ 23,700
Allowance for realization of benefit	(23,700)
Deferred tax asset recognized	$ -0-

Management considers whether it is more likely than not that all or some portion of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is based on consideration of available evidence, including tax planning strategies and other factors. Because the Company and its related parent have not demonstrated a history of earnings, management has established an allowance for the entire amount of the potential net operating loss benefit. For the year ended June 30, 2014, the Company recognized $0 for income tax expense.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax provisions that would require adjustments or disclosure in the Financial Statements to comply with the provisions of ASC Topic 740, Accounting for Uncertainty in Income Taxes.

By statute, the tax returns for the consolidated group that includes the Company are subject to U.S. federal or state tax examinations by taxing authorities for all fiscal years ended June 30, 2011 and later.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2014, the Company's net capital of $758,427 exceeded the minimum net capital requirement of $50,000 by $708,427 and the Company's ratio of aggregate indebtedness ($18,163) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

There were no reconciling differences between the audited Net Capital and Net Capital computed pursuant to Rule 15c3-1 as reported in the Company's June 30, 2014 FOCUS Report.

NOTE 7: CONCENTRATIONS

The Company offers brokerage services to the members of SECU through Credit Union Investment Services, Inc., the Parent.

The Company's cash deposits are maintained at two financial institutions. Balances on deposit are insured by the National Credit Union Administration (NCUA) up to $250,000. Balances in excess of the NCUA limit are uninsured. Deposits exceeding the insurance limit were $227,651 at June 30, 2014. The total deposits held by these institutions were $671,757 at June 30, 2014.

NOTE 8: SUBSEQUENT EVENTS

Management evaluated subsequent events through August 25, 2014, the date the financial statements were available to be issued. Events or transactions occurring after June 30, 2014 but prior to August 25, 2014 that provided additional evidence about conditions that existed at June 30, 2014 have been recognized in the financial statements for the year ended June 30, 2014.

NOTE 9: LEGAL PROCEEDINGS

The Company is subject to an arbitration claim filed with FINRA during 2014. In the event of an unfavorable outcome arising from this claim, the Company's estimated cost of the claim approximates $61,000. While the Company is uncertain as to the ultimate outcome of the claim, it believes its position is meritorious and it is defending its position in the claim. No liability has been accrued in the financial statements relative to this matter.

NOTE 10: OFF-BALANCE SHEET RISK

The Company operates as an introducing retail broker/dealer on a fully disclosed basis. The Company does not hold customer funds or securities. A clearing broker/dealer is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to

collect and authenticate funds which are passed through to the clearing broker/dealer and verify that customer transactions are executed properly by the clearing broker/dealer.

SECU Brokerage Services, Inc.
Schedule I - Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities Exchange Act of 1934
At June 30, 2014

		2014
Stockholder's equity		
Common stock		$ 100,000
Additional paid-in capital		840,000
Accumulated deficit		(62,642)
	Total stockholder's equity	877,358
Less:	Non allowable assets:	
	Prepaid expenses	(118,931)
	Total	(118,931)
Net Capital		$ 758,427
Aggregate indebtedness		$ 18,163
Computation of net capital requirements		
Minimum net capital requirements:		
	6 2/3 percent of net aggregate indebtedness	1,211
	Minimum dollar net capital required	50,000
	Net capital required (greater of above)	50,000
Excess net capital		$ 708,427
Percentage of aggregate indebtedness to net capital		0.02 : 1

Note: There are no differences between the net capital calculation under SEC Rule 15c3-1 shown above and the June 30, 2014 unaudited FOCUS report Part IIA.

SECU Brokerage Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

A computation of reserve requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934

Information relating to possession or control requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for an exemption under Rule 15c3-3 (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU BROKERAGE SERVICES, INC.
Raleigh, North Carolina

AGREED-UPON PROCEDURES – SIPC-7
June 30, 2014

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Independent Accountant's Report

Board of Directors
SECU Brokerage Services, Inc
Raleigh, North Carloina

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by SECU Brokerage Services, Inc (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SECU Brokerage Services' management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records, including bank statements, cash disbursement journals, and copies of checks, as follows:

    a. Payment on page 1, line 2B of Form SIPC-7, dated February 6, 2014 in the amount of $600.78 was compared to the general ledger detail report printed on August 8, 2014, the February 2014 bank statement, and the check copy.

       No differences were noted.

    b. Payment on page 1, line 2F of Form SIPC-7, dated August 5, 2014 in the amount of $600.08 was compared to the general ledger detail report printed on August 8, 2014, , August 2014 transaction history and the check copy.

       No differences were noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014.

   No differences were noted.

3. Compared all adjustments reported in Form SIPC-7 with the supporting schedules and working papers, including the general ledger detail, noting any differences.

   a. Compared the deduction on page 2, item 2c (1), [Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products] of $20,141 with the general ledger detail as of June 30, 2014.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the general ledger detail.

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment on page 2, line 2e of the attached Form SIPC-7 amounting to $480,345 and $1200.86, respectively.

   No differences were noted.

5. Compared any amount of overpayment applied, if any, to the current assessment with the Form SIPC-7T, on which it was originally computed.

   None found.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
August 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended **6/30/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037927 FINRA JUN
SECU BROKERAGE SERVICES INC
SECU BROKERAGE SERVICES
PO BOX 26807
RALEIGH NC 27611-6807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Danny Bosic 919 839 8045

2. A. General Assessment (item 2e from page 2) $ 1200.86

B. Less payment made with SIPC-6 filed (**exclude interest**) (600.78)

2/6/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 600.08

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 600.08

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 600.08

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SECU Brokerage Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of July, 2014.

VP Investment Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

OK to pay jpm MJ/RKS

18120-018195

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2013**
and ending **6/30/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 500,486
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	20,141
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	20,141
2d. SIPC Net Operating Revenues	$ 480,345
2e. General Assessment @ .0025	$ 1200.86 (to page 1, line 2.A.)